[Cutler Investment Counsel, LLC Letter Head]


October 29, 2004

Ms. Leslie K. Klenk
Assistant  Secretary
The Cutler Trust
Two Portland Square
Portland, Maine 04101

  Re: Contractual Waivers and Reimbursements for Cutler Value Fund (the "Trust")

Dear Ms. Klenk:

Cutler Investment Counsel, LLC ("Cutler") agrees to waive its investment advisory fee as necessary to ensure that total annual operating expenses (excluding taxes, interest, portfolio transaction expenses and extraordinary expenses) for Cutler Value Fund, the sole series of The Cutler Trust (the "Trust"), do not exceed 1.25% of the fund's average daily net assets.

This agreement can only be terminated or amended upon approval by the Trust's Board of Trustees and is automatically terminated with respect to the fund if Cutler is no longer the investment adviser to the fund. Unless otherwise amended or terminated, this agreement will terminate on October 31, 2005.

Cutler Investment Counsel, LLC


/s/ Brooke Ashland
--------------------
Brooke Ashland
Chief Executive Officer